UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 21, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Air Lease Corporation

File No. 1-35121 - CF#34090

Air Lease Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 4, 2016.

Based on representations by Air Lease Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.7	through August 3, 2026
Exhibit 10.8	through August 3, 2026
Exhibit 10.9	through August 3, 2026
Exhibit 10.10	through August 3, 2026
Exhibit 10.11	through August 3, 2026
Exhibit 10.12	through August 3, 2026
Exhibit 10.13	through August 3, 2026
Exhibit 10.14	through August 3, 2026
Exhibit 10.15	through August 3, 2026
Exhibit 10.16	through August 3, 2026
Exhibit 10.17	through August 3, 2026
Exhibit 10.18	through August 3, 2026
Exhibit 10.19	through August 3, 2026
Exhibit 10.20	through August 3, 3036
Exhibit 10.21	through August 3, 2026
Exhibit 10.22	through August 3, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary